FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges:

The Board of the Bank approved the appointment of Mr. Sandeep Batra as an Executive Director, subject to RBI approval for a period of five years on May 6, 2019. The effective date of the appointment was to be from the date of RBI approval for the proposal made. Disclosure was made on May 6, 2019 accordingly.

SEBI passed an order on September 12, 2019 inter-alia levying a penalty of Rs. 2 lakh on  Mr. Sandeep Batra, in his capacity as the Compliance Officer of the Bank in 2010. The order was in respect of a matter wherein ICICI Bank Limited had made a disclosure after its Board meeting held on May 18, 2010 providing an in-principle approval for the amalgamation of The Bank of Rajasthan Ltd.(eBoR) with the Bank. The Bank had entered into an agreement earlier on the same day with certain shareholders of eBoR. The disclosure made by the Bank after the Board meeting was construed as delayed disclosure by SEBI while issuing the order. The Bank had made disclosure to the stock exchanges with regard to the SEBI order on September 13, 2019.

Settlement proceedings under SEBI (Settlement Proceedings) Regulations, 2018 have been initiated in this regard by Mr. Batra.

The Bank has received a communication from RBI not acceding to the request for appointment of Mr. Batra at present and to resubmit the proposal for approval after one year from the conclusion of settlement proceedings.

Please take the above information pursuant to the requirements of Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Item
1.	Other news

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 1, 2019	By:	/s/ Vivek Ranjan
			Name:	Mr. Vivek Ranjan
			Title:	Chief Manager